COMMENTS RECEIVED ON 12/06/2019

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity High Income Central Fund and Fidelity Specialized High Income Central Fund

AMENDMENT NO. 53

Fidelity High Income Central Fund

“Investment Policies and Limitations (SAI)” (Part B of the Registration Statement)

“Concentration”

C:

Given the following disclosure from the “Other Investment Strategies” section in part A of the registration statement, the Staff requests we add disclosure to the concentration policy to clarify that the fund will consider the concentration of its underlying investment companies (specifically exchange traded funds) when determining compliance with its concentration policy:

“In addition to the principal investment strategies discussed above, the Adviser may use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. The Adviser may invest the fund's assets in debt securities by investing in other funds.”

R:

We are not aware of any requirement to disclose this practice under Form N-1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, the fund will take such policy into account in connection with any investment in such underlying fund.